April 30, 2013

VIA EDGAR

Mary A. Cole, Senior Counsel
Sheila Stout, Senior Staff Accountant
Division of Investment Management
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549

Re:	Harvest Capital Credit Corporation Registration Statement on Form N-2 File No. 333-185672

Dear Ms. Cole and Ms. Stout:

Acting on behalf of the several underwriters, we hereby join in the request of Harvest Capital Credit Corporation that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on May 2, 2013, or as soon thereafter as practicable.

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, between April 24, 2013 and May 2, 2013, we distributed approximately 4,491 copies of the Preliminary Prospectus dated April 24, 2013, of which approximately 2,106 copies were distributed to other underwriters.  The majority of these copies were distributed to investors, including individuals and institutions. Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

We confirm that we are aware of our obligations under the Securities Act of 1933, as amended, and that we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of Prospectuses.  We have been informed by the other underwriters and dealers participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of Prospectuses.

Signature Page Follows

Mary A. Cole, Senior Counsel
Sheila Stout, Senior Staff Accountant

Very Truly Yours, By: Keefe, Bruyette & Woods, A Stifel Company acting on behalf of the several underwriters

By:	/s/ Allen G. Laufenberg
Name:	Allen G. Laufenberg
Title:	Managing Director